Teva Expands Management Team with Appointment of Paul J. Sekhri as Group Executive Vice
President, Global Business Development and Chief Strategy Officer

JERUSALEM, April 29, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that Paul J. Sekhri has been appointed Group Executive Vice President, Global Business Development and Chief Strategy Officer. Mr. Sekhri has over 25 years of operational experience in the life sciences industry, including business development, business strategy, general management, drug development, and commercial strategy. In his new role, Mr. Sekhri will oversee Teva’s Strategy and Business Development group, reporting directly to Dr. Jeremy Levin, President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. Mr. Sekhri will join Teva’s leadership team, and he will be based at the Company’s headquarters in Israel. Mr. Sekhri’s appointment is effective June 15, 2013.

“Paul brings outstanding business development and operating experience in the life sciences industry, including with biotechnology, pharmaceutical and generic companies,” said Dr. Levin. “While we remain disciplined in our use of resources, we are committed to secure significant opportunities in key capabilities, generics and specialty medicines through our Constellation strategy. An appropriately targeted and aggressive business development strategy is central to Teva’s approach to sustainable growth. With Paul leading our business development team and strategy, and with the recent appointment of Dr. Ivana Magovèeviæ-Liebisch as Senior Vice President, Head of Corporate Business Development, we have one of the strongest teams in the industry.”

Mr. Sekhri stated, “Teva is in a remarkable position to create substantial value by pursuing business development opportunities on a global basis. I believe my diverse background and perspectives with generic and pharmaceutical strategies and with a range of organizations, including multinational entities, small firms and venture groups, will contribute greatly to my ability to seek new relationships and support our partners as they advance innovations in healthcare.”

Mr. Sekhri most recently served as Operating Partner and Head, Biotech Ops Group at TPG Biotech, the life science venture arm of the global private investment firm TPG, where he was responsible for a portfolio of more than 50 life science firms. During his tenure, he served on the board of five TPG healthcare companies, including as chairman of a portfolio company in the branded generics space, and as consulting advisor for diverse other life science companies within the portfolio. Previously, Mr. Sekhri founded and was President and Chief Executive Officer of Cerimon Pharmaceuticals, focused on autoimmune diseases and pain management, and prior to that, he was President and Chief Business Officer of Ariad Pharmaceuticals. Earlier, he held senior positions at Novartis Pharma AG, including as Senior Vice President and Head, Global Search and Evaluation and M&A, in which role he was responsible for the identification and evaluation of compound in-license opportunities, platform technology, and corporate acquisition activities on a worldwide basis. Previously, he held managerial positions at Millipore Corporation and PerSeptive Biosystems. Mr. Sekhri completed postgraduate studies in clinical anatomy and neuroscience at the University of Maryland, School of Medicine and received his BS degree from the University of Maryland. Mr. Sekhri holds dual citizenship in the U.S. and India.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

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